January 14, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

Amendment No. 1 to Registration Statement on Form S-1

Filed December 26, 2013

File No. 333-190658

Dear Ms. Mills-Apenteng,

The following are the Company’s responses to your comment letter of December 26, 2013.

General

1. File a marked copy of your amended filing that conforms to the provisions of Rule 310 of Regulation S-T.

Edgarized Marked Copy filed herewith.

Financial Statements

2. Update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

Updated through November 30, 2013.

Very truly yours,

Yousef Dasuka
Chief Executive Officer
UpperSolution.com